SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

08000812

14 February 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

SUPPL

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 13 February 2008 which we released to The Stock Exchange of Hong Kong Limited on 13 February 2008 for publication on the website of Hong Kong Exchanges and Clearing Limited for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

PROCESSED
FEB 2 2 2008
THOMSON
FINANCIAL

Encl

c.c. J P Morgan
- Mr King Ho

E:\cherry\S'La Asia\CCT\Laundry Services_CLPL\Despatch\ltr to SEC.doc

21/F CITIC Tower, No. 1 Tim Mei Avenue, Central, Hong Kong. Tel (852) 2525 9146 Fax (852) 2523 8842

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONTINUING CONNECTED TRANSACTIONS RELATING TO THE PROVISION OF LAUNDRY SERVICES

Pursuant to the Master Agreements entered into by CLPL (a non-wholly owned subsidiary of the Company) and certain connected persons of the Company, CLPL has been providing laundry services to such connected persons of the Company since 1995 and 1997.

The Board announces that, on 11 February 2008, the Company entered into the New Supplemental Agreements with CLPL and the relevant counterparties of the Master Agreements to supplement the Master Agreements for a further term of 3 years. The Master Agreements (as supplemented by the New Supplemental Agreements) are subject to review by the Company again on or before 31 December 2010.

The provision of laundry services by CLPL under the Master Agreements (as supplemented by the New Supplemental Agreements) is considered as continuing connected transactions of the Company under Chapter 14A of the Listing Rules. If the transactions in respect of Traders Hotel, Singapore and Great World Serviced Apartments are aggregated, based on the annual caps set by the Company, the total annual amount payable to CLPL under the Master Agreements (as supplemented by the New Supplemental Agreements) will exceed the 0.1% Threshold but will be less than the 2.5% Threshold. Accordingly, the transactions under the Master Agreements (as supplemented by the New Supplemental Agreements) are only subject to reporting, announcement and annual review requirements but are exempt from the independent shareholders' approval requirements under the Listing Rules. Details of these transactions will be included in the Company's next published annual reports and accounts for so long as the Master Agreements (as supplemented by the New Supplemental Agreements) continue to be effective.

INTRODUCTION

Pursuant to the Master Agreements entered into by CLPL (a non-wholly owned subsidiary of the Company) and certain connected persons of the Company, CLPL has been providing laundry services to such connected persons of the Company since 1995 and 1997. On 15 April 2005, the Company entered into the Old Supplemental Agreements with CLPL and each of the relevant counterparties of the Master Agreements to bring the Master Agreements in line with the requirements of the Listing Rules relating to continuing connected transactions. Details of the Master Agreements and the Old Supplemental Agreements have been disclosed in the announcement of the Company dated 19 August 2005.

Pursuant to the Old Supplemental Agreements, the Company is entitled to review the Master Agreements on or before 31 December 2007 and take such actions as are appropriate to comply with the Listing Rules. The Board announces that, on 11 February 2008, the Company entered into the New Supplemental Agreements with CLPL and the relevant counterparties of the Master Agreements to supplement the Master Agreements for a further term of 3 years. The Master Agreements (as supplemented by the New Supplemental Agreements) are subject to review by the Company again on or before 31 December 2010.

DETAILS OF THE MASTER AGREEMENTS (AS SUPPLEMENTED BY THE NEW SUPPLEMENTAL AGREEMENTS)

The terms of the Master Agreements (as supplemented by the New Supplemental Agreements) are set out as follows:

(A) Great World Serviced Apartments

Purpose of the transaction: The provision of laundry and dry-cleaning services to Great World Serviced Apartments on a non-exclusive basis.

Service Provider: CLPL (a non-wholly owned subsidiary of the Company)

Counterparty:

(a) Great World Serviced Apartments (a business owned by Midpoint); and

(b) Midpoint

Dates of agreements:

(a) The Master Agreement between CLPL and Great World Serviced Apartments was dated 15 October 1997 and supplemented by the Old Supplemental Agreement dated 15 April 2005. The New Supplemental Agreement in relation to Great World Serviced Apartments was entered into between the Company, CLPL and Great World Serviced Apartments on 11 February 2008.

(b) The Master Agreements between CLPL and Worldwide were dated 15 and 16 October 1997, respectively. The Old Supplemental Agreement in relation to Great World Serviced Apartments was entered into on 15 April 2005. Pursuant to a deed of novation between CLPL, Midpoint and Worldwide dated 1 December 2005, Worldwide was released and discharged from the Master Agreements and Midpoint has assumed all the terms and conditions of the Master Agreements in place of Worldwide with effect from 1 January 2006. The New Supplemental Agreement in relation to Great World Serviced Apartments was entered into between the Company, CLPL and Midpoint on 11 February 2008.

Termination: The Master Agreements (as supplemented by the New Supplemental Agreements) may be terminated by any party thereto by one month's notice.

(B) Traders Hotel, Singapore

Purpose of the transaction:	The provision of laundry and dry-cleaning services to guests and staff of Traders Hotel, Singapore on a non-exclusive basis.
Service Provider:	CLPL
Counterparty:	Traders Hotel, Singapore (a business owned by Cuscaden)
Dates of agreements:	The Master Agreement between CLPL and Traders Hotel, Singapore was dated 1 April 1995 and supplemented by the Old Supplemental Agreement dated 15 April 2005. The New Supplemental Agreement in relation to Traders Hotel, Singapore was entered into between the Company, CLPL and Traders Hotel, Singapore on 11 February 2008.
Termination:	The Master Agreement (as supplemented by the New Supplemental Agreement) may be terminated by any party thereto by one month's notice.

Each New Supplemental Agreement contains the following terms and conditions:

1. Without prejudice to the right of termination by notice, on or before 31 December 2010, the Company will be entitled to review the relevant Master Agreement(s) (as supplemented by the relevant New Supplemental Agreement(s)) and to take such actions as it shall deem appropriate to comply with the Listing Rules. The relevant Master Agreement(s) (as supplemented by the relevant New Supplemental Agreement(s)) shall automatically terminate on 31 December 2010 (or such later date as the parties shall agree) if:

   (a) the Company deems that it is not feasible to comply with the Listing Rules at the relevant stage; or

   (b) compliance with the Listing Rules would require changes to the Master Agreement(s) (as supplemented by the New Supplemental Agreement(s)) which are not acceptable to any of the parties.

2. All changes made to the relevant Master Agreement(s) (as supplemented by the relevant New Supplemental Agreement(s)) shall be subject to compliance by the Company with the Listing Rules.

3. The total annual consideration payable to CLPL shall be subject to a yearly cap set by the Company.

ANNUAL CAPS

For the three financial years ended 2005, 2006 and 2007, the amounts of service fees paid to CLPL were as set out below:

Property	Financial year ended 31 December 2005	2006	2007
	(US$) (audited)	*(US$)* (audited)	*(US$)* (unaudited)
Great World Serviced Apartments	250,000	276,000	294,000
Traders Hotel, Singapore	660,000	728,000	841,000

Taking into account (i) the historical amounts received by CLPL in respect of each of these properties, (ii) the potentially achievable occupancy and utilisation projections in respect of these properties, (iii) adjustments for inflation and buffer for unexpected price hikes, and (iv) the possible appreciation of Asian currencies against the United States dollars, the Company has set the following annual caps for each of the three financial years ending respectively 31 December 2008, 2009 and 2010:

Property	Financial year ended 31 December 2008	2009	2010
	(US$)	*(US$)*	*(US$)*
Great World Serviced Apartments	500,000	580,000	680,000
Traders Hotel, Singapore	1,200,000	1,400,000	1,600,000

REASONS FOR THE TRANSACTIONS

The Master Agreements (as supplemented by the New Supplemental Agreements) were entered into by CLPL and the operators of the relevant properties in the normal course of their businesses. The Directors (including the independent non-executive Directors) are of the view that the provision of the laundry services by CLPL under the Master Agreements (as supplemented by the New Supplemental Agreements) is on normal commercial terms and the terms of the Master Agreements (as supplemented by the New Supplemental Agreements) are fair and reasonable and in the best interests of the Company and its shareholders as a whole.

The charging rates for the laundry services under the Master Agreements (as supplemented by the New Supplemental Agreements) were arrived at after arm's length negotiations between CLPL and the relevant counterparties by reference to the prevailing market rates for the provision of such services. The Directors believe that the terms of the Master Agreements (as supplemented by the New Supplemental Agreements) are either (a) on normal commercial terms, or (b) if there are not sufficient comparable transactions to determine whether they are on normal commercial terms, on terms and prices no less favourable to CLPL than terms available to or from (as appropriate) independent third parties.

CONTINUING CONNECTED TRANSACTIONS IMPLICATIONS

CLPL operates a commercial laundry in Singapore and is a 75% owned subsidiary of the Company. The other 25% of CLPL is owned by Cuscaden.

Cuscaden is the owner and operator of a hotel called Traders Hotel, Singapore and a shopping complex called Tanglin Mall and through a subsidiary, also owns and operates a mixed retail cum office development called Tanglin Place. Cuscaden is beneficially owned as to 55.4% by Allgreen, 30% by Shangri-La Hotel Limited, a wholly-owned subsidiary of the Group and 14.6% by an indirect wholly-owned subsidiary of Shangri-La Hotel Public Company Limited (a company listed on the Stock Exchange of Thailand which is 73.61% owned by the Group) respectively.

Midpoint owns and manages the Great World Serviced Apartments and the Great World City retail mall and offices. Midpoint is a wholly-owned subsidiary of Allgreen.

CLPL is a 75% owned subsidiary of the Company and is beneficially owned as to 25% by Cuscaden. Accordingly, Cuscaden is a substantial shareholder of CLPL and a connected person of the Company. Cuscaden is beneficially owned as to 55.4% by Allgreen. As Allgreen is an associate of Cuscaden, both Allgreen and Midpoint (being a wholly-owned subsidiary of Allgreen) are connected persons of the Company. Accordingly, the provision of laundry services by CLPL under the Master Agreements (as supplemented by the New Supplemental Agreements) is considered as continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

If the transactions in respect of Traders Hotel, Singapore and Great World Serviced Apartments are aggregated, based on the annual caps set by the Company, the total annual amount payable to CLPL under the Master Agreements (as supplemented by the New Supplemental Agreements) will exceed the 0.1% Threshold but will be less than the 2.5% Threshold. Accordingly, the transactions under the Master Agreements (as supplemented by the New Supplemental Agreements) are only subject to reporting, announcement and annual review requirements but are exempt from the independent shareholders' approval requirements under the Listing Rules. Details of these transactions will be included in the Company's next published annual reports and accounts for so long as the Master Agreements (as supplemented by the New Supplemental Agreements) continue to be effective.

GENERAL

The Group is principally engaged in the ownership and operation of hotels and associated properties and the provision of hotel management and related services. The Company's subsidiaries are also the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and related devices and logos. The principal activities of the Company's associated companies are the leasing of office, commercial, residential and exhibition hall space and serviced apartments as well as the ownership and operation of hotels.

As at the date of this announcement, the Board comprises Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Timothy David Dattels, Mr. Wong Kai Man and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

"Allgreen"	Allgreen Properties Limited, a company incorporated in Singapore with limited liability, the shares of which are listed on the Singapore Exchange Securities Trading Limited;
"associate"	has the meaning ascribed to it in the Listing Rules;
"Board"	the board of Directors;
"CLPL"	Central Laundry Pte Ltd, a company incorporated in Singapore with limited liability;
"Company"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Cuscaden"	Cuscaden Properties Pte Ltd, a company incorporated in Singapore with limited liability and is beneficially owned as to 55.4% by Allgreen, 30% by Shangri-La Hotel Limited, a wholly-owned subsidiary of the Group and 14.6% by an indirect wholly-owned subsidiary of Shangri-La Hotel Public Company Limited (a company listed on the Stock Exchange of Thailand which is 73.61% owned by the Group) respectively;
"Directors"	directors of the Company;
"Group"	the Company and its subsidiaries;
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;
"Master Agreements"	the master agreements entered into between CLPL and the relevant counterparties relating to the provision of laundry services by CLPL to various properties in Singapore, further details of which are set out in this announcement, and the term "Master Agreement" shall refer to any one of them;
"Midpoint"	Midpoint Properties Limited, a company incorporated in Singapore with limited liability and a wholly-owned subsidiary of Allgreen;

"New Supplemental Agreements"	the supplemental agreements dated 11 February 2008 entered into by the Company, CLPL and the relevant counterparties to supplement the Master Agreements for a further term of 3 years, and the term "New Supplemental Agreement" shall refer to any one of them;
"Old Supplemental Agreements"	the supplemental agreements dated 15 April 2005 entered into by the Company, CLPL and the relevant counterparties to bring the Master Agreements in line with the requirements of the Listing Rules relating to continuing connected transactions, and the term "Old Supplemental Agreement" shall refer to any one of them;
"substantial shareholder"	has the meaning ascribed to it in the Listing Rules;
"US$"	United States dollars, the lawful currency of the United States of America;
"Worldwide"	Worldwide Apartment Services Pte Ltd, a company now liquidated but prior to its liquidation, used to be an indirect wholly-owned subsidiary of Allgreen;
"0.1% Threshold"	the threshold set by the Listing Rules under which continuing connected transactions will be fully exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules, namely, transactions on normal commercial terms where (a) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 0.1%; or (b) each of the percentage ratios (other than the profits ratio) is on an annual basis equal to or more than 0.1% but less than 2.5% and the annual consideration is less than HK$1,000,000; and
"2.5% Threshold"	the threshold set by the Listing Rules under which continuing connected transactions will be exempt from the independent shareholders' approval requirement but is subject to the reporting and announcement requirements of Chapter 14A of the Listing Rules, namely, transactions on normal commercial terms where (a) each of the percentage ratios (other than the profits ratio) is on an annual basis less than 2.5%; or (b) each of the percentage ratios (other than the profits ratio) is on an annual basis equal to or more than 2.5% but less than 25% and the annual consideration is less than HK$10,000,000.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 13 February 2008

* *For identification purpose only*

END